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INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 554-44-31 - 04

Item 1. Name of Insured (herein called Insured): Meridian Fund, Inc.

     Principal Address:
     60 E. Sir Francis Drake Blvd., #306
     Larkspur, CA 94939

Item 2. Bond Period from 12:01 a.m. 08/01/2007 to 12:01 a.m. 10/15/2008 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

                                                          Limit of
Amount applicable to                                     Liability    Deductible
--------------------                                    -----------   ----------
Insuring Agreement (A)-FIDELITY                         $ 3,550,000     $25,000
Insuring Agreement (B)-ON PREMISES                      $ 3,550,000     $25,000
Insuring Agreement (C)-IN TRANSIT                       $ 3,550,000     $25,000
Insuring Agreement (D)-FORGERY OR ALTERATION            $ 3,550,000     $25,000
Insuring Agreement (E)-SECURITIES                       $ 3,550,000     $25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY             $ 3,550,000     $25,000
Insuring Agreement (G)-STOP PAYMENT                     $   100,000     $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT   $   100,000     $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE                    $   100,000     $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS      $ 3,550,000     $25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES          $   100,000     $ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                 $ 3,550,000     $25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS          Not Covered         N/A

     If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 554-44-31 - 03 such termination or cancellation to be effective as of the time this bond becomes effective.

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                                        By:
-------------------------------------       ------------------------------------
                                            Authorized Representative

INSURED COPY

554-44-31 - 03

REVISED
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                     APPROVAL OF EXTENSION OF FIDELITY BOND

     Resolutions dated May 9, 2008, adopted by the Board of Directors of Meridian Fund, Inc. ("Fund Company") approving the extension of the fidelity bond for the Fund Company:

          RESOLVED, that the Board of the Fund Company hereby determines, with due consideration to, among other things, (i) the value of the aggregate assets of the Fund Company to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolios of the Fund Company, that such bond is in reasonable form and amount;

          FURTHER RESOLVED, that the Board of the Fund Company hereby approves the form and amount of the fidelity bond (including the premium amount thereunder); and

          FURTHER RESOLVED, that the Secretary of the Fund Company be, and he hereby is, authorized and directed to cause such bond to be filed with the Securities and Exchange Commission pursuant to Rule 17g-1(g) under the 1940 Act.